January 12, 2012

Attention: Pamela A. Long

Re:

Tireless Steps, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 21, 2011

File No. 333-171694

Dear Ms. Long,

Thank you for your letter dated December 16, 2011 and commenting on our S-1 filing. Please find below your questions and our answers to your comments. We have also updated our yearend Financial Statements and all the information related to it throughout the filing.

Report of Independent Registered Public Accounting Firm, page 29

1.

Please have your auditors revise their report to address the following items:

•

Given that the report now includes more than one fiscal year, the first and last sentence of the second paragraph should indicate that "audits" were conducted.

•

The third paragraph should reference all applicable periods. In this regard, it is unclear if you intended to state that the results of operations and cash flows for the years "then" ended were presented fairly when discussing September 30, 2011 and 2010.

Our auditors have updated their report letter on December 9, 2011 as per your comments and we have replaced it in our prospectus. We have emailed them on December 27, 2011 asking: “Could you please update the date on the letter (it says October 24, 2011)?” To which they responded, on the same day: “October 24, 2011 is correct. The date of audit report will not change.”

Note 2 - Summary of Significant Accounting Policies, page 34

Property, page 34

1.

Please delete your use of the term "whoever" and clearly define who provides you with office space.

We have deleted the sentence including the term “whoever” to identify that the office space is provided by the president.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Plan of Operation, page 37

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603

3.

        We note your response to comment five in our letter dated July 5, 2011; however, we reissue the comment in part. As previously requested, please disclose the status of the company's day-to-day operations. We note in your response to comment one that the company has been unable to commence operations due to a lack of funding.

We have amended our prospectus to state that: As of the date of this prospectus, the Company is focusing all its efforts on this offering in order to raise the needed funds for the implementation of our plan of Operation. With no funds, we can’t implement our Plan of Operation; develop our product and our sales strategies. We have contacted a few possible suppliers, but there are no contracts in place as of now. The Company intends to secure contracts when funds are available and only after all the research on our Market Analysis is done, according to our Plan of Operation. At that point, we believe we will have better understanding of the Market and make better decisions, beside the fact that, having funds in hand, we will have a better negotiation angle to get better deals from our suppliers.

Raising funds is crucial for the development of our business and that’s why as of the date of this prospectus, we haven’t started the implementation of our plan of Operation. The Company’s first priority is to get approval for the sales of the shares being registered herein and the president has contacted some friends and family that can be possible shareholders.

4.

Please ensure that your descriptions of the amount of time and money required to implement each step match the amount of time and money listed in the chart. For example, we note that you estimate that manufacturing planning will cost $4,000 in the description on page 39, but that it will cost $3,000 according to the chart. Additionally, we note that you estimate that website development will take six months in the description on page 40, but that it will take nine months according to the chart. Please revise your disclosure elsewhere as necessary.

We have revised our chart and the description below it to ensure that the projected dates and costs are described consistently.

Directors, Executive Officers, Promoters, and Control Persons, page 42

5.

We note your response to comment six in our letter dated July 5, 2011; however, we reissue the comment. In your prospectus, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Sun should serve as a director for you in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about her particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

We have revised our prospectus to state that:

Ms. Sun has worked in the footwear industry and has the experience for what sells and what doesn’t; additionally she has a degree with a major in accounting. The Company feels that she has the necessary attributes that qualify her as President & CEO of Tireless Steps. She has experience in personnel hiring and

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603

management along with general business experience in the retail industry. She is also experienced in developing procurement procedures, purchasing, manufacturing and the logistics of footwear.

Biographical Information

Lei Sun, Founder, sole Director, President, Secretary, Treasurer, Chief Financial Officer and Chairman of the Board of Directors, age 33, graduated from YangZhou Institute of Technology in 2003, with a major in accounting.

Ms. Sun’s professional experience first began in February 2004 as manager of the Human Resources Department at Shanghai Century Lianhua Supermarket Holding Co., Ltd., whose operations are based in hypermarkets, supermarkets and convenience stores in the People's Republic of China. Ms. Sun’s work experience with Shanghai Century Lianhua Supermarket Holding Co., Ltd., trained her for personnel hiring and management, along with general business experience in the retail industry.  Ms. Sun left this position in May of 2009 to work for Highline United.

Since June 2009 to 2011, Ms. Sun was employed with Highline United, a New-York-based firm, offering a wide range of footwear to retailers globally. Located at the Shanghai’s branch, Ms. Sun was in charge of the Operations Department, developing procurement procedures, purchasing, manufacturing and logistics of the Highline United’s footwear portfolio.

As of April 2011, she was appointed as head of the Human Resources department for TONY STUDIOS. She is currently working full-time for TONY STUDIOS and is in charge of all operations in Eastern China.

We believe that the conjunction with her past and present professional experiences, including experience in women’s retail with footwear, her education, personal interest and planning of all the future development of Tireless Steps, Inc. will enable Ms. Sun to conduct the development of the Company and manage its operations.

Lei Sun

President

Tireless Steps, Inc.

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603